Exhibit 99.1

111, Inc. Announces Second Quarter 2019 Unaudited Financial Results

and US$10 Million Share Repurchase Program

SHANGHAI, Aug. 15, 2019 /PRNewswire/ — 111, Inc. (“111” or the “Company”) (NASDAQ: YI), a leading integrated online and offline healthcare platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2019 and US$10 million share repurchase program.

Second Quarter 2019 Highlights

•                          Net revenues were RMB838.2 million (US$122.1 million), representing an increase of 109.2% year-over-year and beating high-end of previous guidance of RMB805 million.

•                          Operating expenses1 were RMB142.9 million (US$20.8 million), representing an increase of 18.5% year-over-year. Operating expenses accounted for 17.0% of net revenue this quarter as compared to 30.1% in the same quarter of last year.

•                          Number of pharmacies served increased to more than 190,000 as of June 30, 2019, compared to more than 170,000 pharmacies as of March 31, 2019.

•                          Quarterly pharmacies’ orders were 193,000, representing an increase of 36.6% quarter-over-quarter.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We had another strong quarter.  Net revenues grew by 109.2% year-over-year to RMB838.2 million, which has been our fastest growth rate since our IPO and exceeded the high end of our guidance for the third consecutive quarter.  The rapid growth during the quarter was primarily driven by the continuous progress we have made in our B2B segment, where revenues grew by 253.4% year-over-year.  The number of pharmacies we served increased to more than 190,000, from more than 170,000 as of March 31, 2019.  Comparing to first quarter this year, our revenue of B2B business increased by 41.4% where revenue from existing stores of pharmacies increased by 24.9% and revenue from new stores contributed the growth of 16.5%.

In addition, gross profit grew 72% year-over-year to RMB42.1 million, an all-time high. Net losses continued to trend downward, demonstrating the scaling effect of our business and our effectiveness at executing our growth strategy while closely controlling costs.

As of June 30, 2019, we were directly sourcing from 124 pharmaceutical companies. We have also signed a strategic partnership agreement with MSH China, a leading premium healthcare insurance service provider, to jointly explore business opportunities in online consultation and diagnosis, chronic disease management, drug refill service and PBM model.  Our customer satisfaction rate for the second quarter 2019 has increased to 99.2% from 98.9% for the first quarter 2019.

1  Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses (net).

With a network of more than 190,000 pharmacies across the country and our B2C online capabilities, we believe that we have laid a solid foundation for us to build an integrated online and offline healthcare platform in China through our T2B2C2 business model.  By enabling pharmacies, pharmaceutical companies, insurance companies and doctors, we are creating value in this healthcare ecosystem on the basis of transparency and efficiency.  While expanding our unique capabilities including smart supply chain, cloud solutions big data and medical expertise, we have confidence to continue our strong revenue growth and further reduce our operating expenditure in the third quarter and years ahead.”

Second Quarter 2019 Financial Results

Net revenues were RMB838.2 million (US$122.1 million), representing an increase of 109.2% from RMB400.7 million in the same quarter of last year. The increase was mainly due to the significant increase in product revenues from B2B segment, which increased by 253.4% to RMB649.9 million (US$94.7 million) from RMB183.9 million in the same quarter of last year.

Operating costs and expenses were RMB939.0 million (US$136.8 million), representing an increase of 89.0% from RMB496.8 million in the same quarter of last year.

•                          Cost of products sold was RMB796.1 million (US$116.0 million), representing an increase of 111.6% from RMB376.3 million in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 253.4% as compared to same quarter last year.

•                          Fulfillment expenses were RMB27.4 million (US$4.0 million), representing an increase of 62.1% from RMB16.9 million in the same quarter of last year. Fulfillment expenses accounted for 3.3% of net revenue this quarter as compared to 4.2% in the same quarter of last year.

•                          Selling and marketing expenses were RMB75.0 million (US$10.9 million), representing an increase of 20.0% from RMB62.5 million in the same quarter of last year, mainly due to increase in the number of sales staff and expenses associated with the expansion of B2B business. Selling and marketing expenses accounted for 8.9% of net revenue this quarter as compared to 15.6% in the same quarter of last year.

•                          General and administrative expenses were RMB28.5 million (US$4.2 million), representing an increase of 18.8% from RMB24.0 million in the same quarter of last year, mainly due to increases in managerial staff and share-based compensation expenses. General and administrative expenses accounted for 3.4% of net revenue this quarter as compared to 6.0% in the same quarter of last year.

•                          Technology expenses were RMB12.3 million (US$1.8 million), representing a decrease of 29.7% from RMB17.5 million in the same quarter of last year, mainly due to improvement of our system development efficiency and implementation of automation tools. Technology expenses accounted for 1.5% of net revenue this quarter as compared to 4.4% in the same quarter of last year.

Loss from operations was RMB100.8 million (US$14.7 million), compared to RMB96.1 million in the same quarter of last year.  Loss from operations accounted for 12.0% of net revenue this quarter as compared to 24.0% in the same quarter of last year.

2  T2B2C business model refers to the business model whereby technology companies (T-side) enable businesses to better serve consumers (C-side).

Non-GAAP Loss from operations3 was RMB85.3 million (US$12.4 million), compared to RMB84.5 million in the same quarter of last year. Non-GAAP loss from operations accounted for 10.2% of net revenue this quarter as compared to 21.1% in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB100.2 million (US$14.6 million), compared to RMB86.4 million in the same quarter of last year.  Net loss attributable to ordinary shareholders accounted for 12.0% of net revenue this quarter as compared to 21.6% in the same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders4 was RMB84.7 million (US$12.3 million), compared to RMB74.8 million in the same quarter of last year. Non-GAAP net loss attributable to ordinary shareholders accounted for 10.1% of net revenue this quarter as compared to 18.7% in the same quarter of last year.

Loss per ADS was RMB1.22 (US$0.18), compared to RMB2.40 for the same period of last year.

Non-GAAP Loss per ADS5 was RMB1.03 (US$0.15), compared to RMB2.08 for the same period of last year.

As of June 30, 2019, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB987.2 million (US$143.8 million), compared to RMB1,106.5 million as of December 31, 2018.

Business Outlook

For the third quarter of 2019, the Company expects total net revenues to be between RMB1 billion and RMB1.05 billion, representing year-over-year growth of approximately 101% to 111%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Share Repurchase Program

The Company’s board of directors has authorized a share repurchase program under which the Company may repurchase its own class A ordinary shares in the form of American depository shares (“ADSs”) with an aggregate value of up to US$10 million within the next twelve months.  The Company expects to fund the repurchases from its existing cash balance.  The share repurchase program may be limited or terminated at any time without prior notice.  Under the share repurchase program, the Company may repurchase its ADSs through open market transactions at prevailing market prices and/or in privately negotiated transactions, depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors, as well as subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

3  Non-GAAP loss from operations represents loss from operations excluding share-based compensation.

4  Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment.

5  Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS.

Conference Call

111’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, August 15, 2019 (7:30 PM Beijing Time on August 15, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	+ 1-845-507-1610
Hong Kong:	+852-3051-2792 or 300-820-34
China:	4001-203-170 or 8008-700-210
International:	+61-283-733-610
Passcode:	9888524

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM ET on August 23, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	9888524

A live and archived webcast of the conference call will be available on the Investor Relations section of 111’s website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation and impairment loss of long-term investment. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation and impairment loss of long-term investment per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation is a non-cash expense that varies from period to period. Impairment loss of long-term investment is a non-cash expense that occurred in this period. As a result, management excludes these two items from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company’s core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.865 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111’s strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

Ms. Monica Mu

IR Director

ir@111.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	853,740	623,552	90,831
Restricted Cash	—	54,669	7,963
Short-term investments	252,805	309,022	45,014
Accounts receivable, net of allowance of doubtful accounts of nil at December 31, 2018 and June 30, 2019	28,569	36,450	5,310
Inventories	210,836	420,917	61,313
Prepayments and other current assets	161,147	190,627	27,768
Note Receivable	—	10,698	1,558
Total current assets	1,507,097	1,645,935	239,757
Property and equipment	20,302	22,412	3,265
Intangible assets	4,503	4,834	704
Long-term investments	11,140	140	20
Other Non-Current Assets	3,376	3,322	485
Operating lease right-of-use Assets(1)	—	62,459	9,099
Total Assets	1,546,418	1,739,102	253,330

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	—	37,253	5,427
Accounts payable	212,258	470,954	68,602
Note Payable	—	16,582	2,415
Accrued expense and other current liabilities(1)	102,261	131,140	19,102
Total Current liability	314,519	655,929	95,546
Operating Lease Liabilities(1)	—	39,911	5,814
Other Non-Current Liabilities	8,135	7,035	1,025
Total Liabilities	322,654	702,875	102,385

On January 1, 2019, the company adopted ACS 842, the new lease standard, using the optional transition method. The company recorded the current portion of the operating Lease Liabilities in accrued expense and other current liabilities.

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
Shareholders’ Equity
Ordinary shares Class A ($0.00005 par value per share; 800,000,000 shares authorized, 91,088,106 shares and 91,317,328 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	29	29	4
Ordinary shares Class B ($0.00005 par value per share; 72,000,000 shares authorized, 72,000,000 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	25	25	4
Additional paid in capital	2,540,878	2,572,718	374,759
Accumulated deficit	(1,383,729)	(1,602,445)	(233,422)
Accumulated other Comprehensive Income	67,073	67,295	9,803
Total shareholders’ equity	1,224,276	1,037,622	151,148
Non-controlling interest	(512)	(1,395)	(203)
Total equity	1,223,764	1,036,227	150,945
Total liabilities and equity	1,546,418	1,739,102	253,330

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	400,740	838,161	122,092	730,945	1,493,762	217,591
Operating Costs and expenses:
Cost of product sold	(376,270)	(796,066)	(115,960)	(665,349)	(1,418,400)	(206,613)
Fulfillment expenses	(16,865)	(27,421)	(3,994)	(31,184)	(48,674)	(7,090)
Selling and marketing expenses	(62,478)	(75,038)	(10,931)	(104,474)	(150,499)	(21,923)
General and administrative expenses	(24,030)	(28,510)	(4,153)	(38,254)	(56,044)	(8,164)
Technology expenses	(17,466)	(12,299)	(1,792)	(30,648)	(27,329)	(3,981)
Other operating income (expenses)	281	334	49	702	(162)	(23)
Total Operating costs and expenses	(496,828)	(939,000)	(136,781)	(869,207)	(1,701,108)	(247,794)
Loss from operations	(96,088)	(100,839)	(14,689)	(138,262)	(207,346)	(30,203)
Interest income	150	1,419	207	372	3,360	489
Interest expense	(4)	(70)	(10)	—	(349)	(51)
Foreign exchange gain (loss)	3,540	(3,165)	(461)	1,335	(6,010)	(874)
impairment loss of long-term investment	—	—	—	—	(11,000)	(1,602)
Other Income, net	5,393	1,959	285	7,103	1,746	254
Loss before income taxes	(87,009)	(100,696)	(14,668)	(129,452)	(219,599)	(31,987)
Income tax expense	—	—	—	—	—	—
Net Loss	(87,009)	(100,696)	(14,668)	(129,452)	(219,599)	(31,987)
Net Loss attributable to non-controlling interest	637	470	69	1,127	883	129
Net Loss attributable to ordinary shareholders	(86,372)	(100,226)	(14,599)	(128,325)	(218,716)	(31,858)
Other comprehensive loss
Unrealized gains of available -for-sale securities, net of tax of nil for three months ended June 30, 2018 and 2019	4,962	2,465	359	5,147	4,220	615
Realized gain of available-for-sale debt securities, net of tax	(6,673)	(511)	(74)	(7,103)	(598)	(87)
Foreign currency translation adjustments	7,208	19,173	2,793	2,216	(3,400)	(495)
Comprehensive loss	(80,875)	(79,099)	(11,521)	(128,065)	(218,494)	(31,825)
Loss per share:
Basic and diluted	(1.20)	(0.61)	(0.09)	(1.78)	(1.34)	(0.19)
Loss per ADS:
Basic and diluted	(2.40)	(1.22)	(0.18)	(3.56)	(2.68)	(0.38)
Weighted average number of shares used in computation of loss per share
Basic and diluted	72,000,000	163,750,044	163,750,044	72,000,000	163,435,631	163,435,631

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(28,871)	(93,495)	(13,619)	(49,181)	(152,815)	(22,260)
Net cash used in investing activities	137,257	(52,570)	(7,658)	90,222	(58,999)	(8,594)
Net cash provided by financing activities	277,819	21,491	3,131	277,819	42,290	6,160
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	4,631	11,342	1,652	1,219	(5,995)	(873)
Net increase in cash and cash equivalents, and restricted cash	390,836	(113,232)	(16,494)	320,079	(175,519)	(25,567)
Cash and cash equivalents, and restricted cash at the beginning of the period	96,903	791,453	115,288	167,660	853,740	124,361
Cash and cash equivalents, and restricted cash at the end of the period	487,739	678,221	98,794	487,739	678,221	98,794

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(96,088)	(100,839)	(14,689)	(138,262)	(207,346)	(30,203)
Add: Share-based compensation expenses	11,619	15,576	2,269	20,286	26,803	3,904
Non-GAAP loss from operations	(84,469)	(85,263)	(12,420)	(117,976)	(180,543)	(26,299)

Net Loss attributable to ordinary shareholders	(86,370)	(100,226)	(14,599)	(128,326)	(218,716)	(31,858)
Add: Share-based compensation expenses	11,619	15,576	2,269	20,286	26,803	3,904
Impairment loss of long-term investment	—	—	—	—	11,000	1,602
Non-GAAP net Loss attributable to ordinary shareholders	(74,751)	(84,650)	(12,330)	(108,040)	(180,913)	(26,352)

Loss per ADS:
Basic and diluted	(2.40)	(1.22)	(0.18)	(3.56)	(2.68)	(0.38)
Add: Share-based compensation expenses and impairment loss of long-term investment per ADS	0.32	0.19	0.03	0.56	0.47	0.06
Non-GAAP Loss per ADS	(2.08)	(1.03)	(0.15)	(3.00)	(2.21)	(0.32)